Exhibit 99.1

Telecom Argentina S.A. Announces Extension of Expiration Date and Reduction of Minimum Issue Requirement for its Private Exchange Offer for its Outstanding 6.500% Notes due 2021 and Related Cash Tender Offer.

October 18, 2019 — Buenos Aires, Argentina

Telecom Argentina S.A. (“Telecom”) announced that it is amending the terms of its previously announced offer to exchange (the “Exchange Offer”) its outstanding 6.500% notes due 2021 (the “Old Notes”) for new 9.000% notes due 2025 (the “New Notes”) and the related offer to purchase for cash such Old Notes ( the “Cash Tender Offer” and together with the Exchange Offer, the “Offers”) to (i) extend the expiration date for the Offers to 5:00 p.m., New York City time, on October 22, 2019 (the “New Expiration Date”) from the previously announced expiration date of 5:00 p.m., New York City Time, on October 17, 2019; and (ii) reduce the previously announced minimum issue requirement for the Exchange Offer to U.S.$100,000,000 from U.S.$150,000,000.

As of 5:00 p.m. on October 17, 2019, Telecom had received participation of approximately U.S.$135,389,000 in the aggregate principal amount of Old Notes tendered to date pursuant to the Exchange Offer and approximately U.S.$5,978,000 in the aggregate principal amount of Old Notes tendered to date pursuant to the Cash Tender Offer.  However, Telecom is reviewing and verifying a number of submissions under the Cash Tender Offer that may be rejected at or after the New Expiration Date, at Telecom’s sole discretion, on the basis of a reasonable belief that the relevant Old Notes were tendered by holders who were not Retail Offer Qualified Holders (as defined below).

New Expiration Date

The Offers will expire on the New Expiration Date unless otherwise extended by Telecom. Old Notes tendered for purchase or exchange may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on October 22, 2019 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “New Withdrawal Date”), but not thereafter, unless extended by Telecom. The Offers are expected to settle on October 25, 2019 (such date and time with respect to each Offer, as the same may be extended with respect to such Offer, the “New Settlement Date”).

All references in the Exchange Offering Documents (as defined below) to April 22 shall be deemed amended to refer to April 25 and all references to October 22 shall be deemed amended to refer to October 25.

Reduction of Minimum Issue Requirement

Telecom has reduced the previously announced minimum issue requirement for the Exchange Offer: Telecom will not complete the Exchange Offer if the aggregate principal amount of New Notes to be issued in the Exchange Offer would be less than U.S.$100,000,000 (the “New Minimum Issue Requirement”).

Other Terms of the Exchange Offer and the Cash Tender Offer

Except for the New Expiration Date, the New Withdrawal Date, the New Guaranteed Delivery Date (as defined below), the New Settlement Date, and the New Minimum Issue Requirement, all other terms of the Offers remain unchanged. The terms and conditions of the Exchange Offer are described in the offering memorandum dated October 9, 2019 (the “Exchange Offering Memorandum”, and together with the related eligibility letter (the “Eligibility Letter”), the related notice of guaranteed delivery and, where applicable, the related Letter of Transmittal (as defined below), the “Exchange Offer Documents”).  The terms and conditions of the Cash Tender Offer are described in the offer to purchase dated October 9, 2019 (the “Offer to Purchase” and, together with the related certification instructions letter and notice of guaranteed delivery, the “Cash Tender Offer Documents”).

Exchange Offer

The following table sets forth certain terms of the Exchange Offer:

		Principal		Exchange Consideration(1)
Title of Security	CUSIP/ISIN/Common Code Nos.	Amount Outstanding		Exchange Price(2)		Cash Component(3)
6.500% Notes due June 15, 2021	144A: CUSIP No.: 12686N AT2 ISIN No.: US12686NAT28 Common Code No.: 143337260 Regulation S: CUSIP No.: P19157 AR0 ISIN No.: USP19157AR03 Common Code No.: 143337278	U.S.$	465,853,000	U.S.$	824.00	U.S.$	200.00

(1) Per U.S.$1,000 principal amount of Telecom’s Old Notes validly tendered and accepted for exchange, subject to any applicable withholding. The Exchange Consideration does not include the payment of accrued and unpaid interest (“Accrued Coupon Payment”). See “Tax Considerations—Certain Argentine Tax Considerations” in the Exchange Offering Memorandum.

(2) Principal amount of New Notes for each US$1,000 principal amount of Old Notes validly tendered for exchange at or prior to the New Expiration Date or the New Guaranteed Delivery Date (as defined below), pursuant to the guaranteed delivery procedures, and not validly withdrawn prior to the New Withdrawal Date, that Telecom accepts for purchase (the “Exchange Price”), subject to any tax withholdings applicable to Argentine Entity Offerees (as defined in the Offer to Purchase) or to Non-Cooperating Jurisdictions Offerees (as defined in the Offer to Purchase).

(3) Cash payable in respect of each U.S.$1,000 principal amount of Old Notes validly tendered at or prior to the New Expiration Date (as defined above) or the New Guaranteed Delivery Date (as defined below) pursuant to the guaranteed delivery procedures, and not validly withdrawn prior to the New Withdrawal Date, subject to any tax withholdings applicable to Argentine Entity Offerees or to Non-Cooperating Jurisdictions Offerees.

Only holders who have returned, by the New Expiration Date, a duly completed Eligibility Letter certifying that they are (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), (2) holders of Old Notes other than “U.S. persons” (as defined in Rule 902 under the Securities Act) who are located outside of the United States, who are qualified offerees in other jurisdictions other than Argentine Entity Offerees (as defined in the Eligibility Letter), Non-Cooperating Jurisdiction Offerees (as defined in the Eligibility Letter) and Eligible Canadian Holders (as defined in the Eligibility Letter), (3) “non-U.S. persons” who are Argentine Entity Offerees, (4) “non-U.S. persons” who are Non-Cooperating Jurisdictions Offerees, or (5) “non-U.S. persons” who are Eligible Canadian Holders, are authorized to receive the Exchange Offering Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”); provided that Argentine Entity Offerees and Non-Cooperating Jurisdiction Offerees may not participate in the Exchange Offer unless they also complete, sign and submit a letter of transmittal in the form attached as Annex A to the Offering Memorandum (the “Letter of Transmittal”) to the Exchange Agent (as defined below).

Argentine Entity Offerees and Non-Cooperating Jurisdiction Offerees are subject to certain tax withholdings in respect of interest collected on, and gains or losses resulting from the tendering of the Old Notes.  See “Taxation — Certain Argentine Tax Considerations” in the Exchange Offering Memorandum.

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Eligible Holders who validly tender and who do not validly withdraw Old Notes at or prior to the New Expiration Date, or at or prior to 5:00 p.m. (New York City time) on the second business day after the New Expiration Date pursuant to guaranteed delivery procedures (the “New Guaranteed Delivery Date”) and whose Old Notes are accepted for exchange by Telecom, will receive the applicable Exchange Consideration, subject to any applicable withholding in the case of Argentine Entity Offerees or to Non-Cooperating Jurisdictions Offerees.

Telecom’s obligation to accept Old Notes tendered in the Exchange Offer is subject to the satisfaction of certain other conditions set forth in the Exchange Offering Memorandum including (1) certain customary conditions, including that Telecom will not be obligated to consummate the Exchange Offer upon the occurrence of an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the Exchange Offer or materially impair the contemplated benefits to Telecom of the Exchange Offer, (2) the consummation of the Cash Tender Offer described below (which condition is not waivable) and (3) in the case of Old Notes tendered by Argentine Entity Offerees and Non-Cooperating Jurisdiction Offerees, such holder’s delivery of the Letter of Transmittal. Telecom reserves the right, subject to applicable law, to waive any and all conditions to the Exchange Offer (other than conditions described as non-waivable).

If and when issued, the New Notes will not be registered under the Securities Act or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws.

Global Bondholder Services Corporation is acting as the information agent (the “Information Agent”) and the exchange agent (the “Exchange Agent”) for the Exchange Offer. Questions or requests for assistance related to the Exchange Offer or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer. The Exchange Offer Documents can be accessed at the following link: https://gbsc-usa.com/eligibility/telecom.

Cash Tender Offer

The following table sets forth certain terms of the Cash Tender Offer:

Title of Security	CUSIP / ISIN Nos.	Outstanding Principal Amount of Notes		Cash Tender Offer Consideration(1)
6.500% Senior Notes due June 15, 2021	144A Notes CUSIP: 12686N AT2 ISIN: US12686NAT28 Common Code No.: 143337260 Regulation S Notes CUSIP P19157 AR0 ISIN USP19157AR03 Common Code No.: 143337278	U.S.$	465,853,000	U.S.$	968.00

(1) Per U.S.$1,000 principal amount of Telecom’s Old Notes listed on the above table validly tendered and accepted for purchase. The Cash Tender Offer Consideration does not include the Accrued Coupon Payment, and additional amounts, if any, which are payable in cash in addition to the Cash Tender Offer Consideration

The following are ineligible to participate in the Cash Tender Offer (each, an “Ineligible Holder”):

•                  QIBs, and

•                  any non-U.S. person (as defined in Rule 902 under the Securities Act) (a “Reg S Person”) located outside the United States within the meaning of Regulation S under the Securities Act (other than any such persons who are resident in Canada and are not Canadian Qualified Holders (as defined in the Certification Instructions Letters)).

All other holders of Old Notes are eligible to participate in the Cash Tender Offer (such other holders, the “Retail Offer Qualified Holders”).  Holders participating in the Cash Tender Offer are required to certify that they are Retail Offer Qualified Holders.

Holders eligible to participate in the Exchange Offer are Ineligible Holders and are NOT permitted to participate in the Cash Tender Offer.

Upon the terms and subject to the conditions set forth in the Cash Tender Offer Documents, Retail Offer Qualified Holders who (i) validly tender and do not validly withdraw Old Notes at or prior to the New Expiration Date or (ii) deliver a properly completed and duly executed notice of guaranteed delivery and all other required documents at or prior to the New Expiration Date and tender their Old Notes at or prior to the New Guaranteed Delivery Date, and whose Old Notes are accepted for purchase by Telecom, will receive the Cash Tender Offer Consideration set forth in the table above. The Cash Tender Offer Consideration will be payable in cash.

Telecom’s obligation to complete a Cash Tender Offer with respect to the Old Notes is conditioned on the aggregate Tender Consideration payable for all Old Notes validly tendered in the Cash Tender Offer, excluding the Accrued Coupon Payment, not exceeding U.S.$10,000,000 (the “Maximum Consideration” and this condition the “Maximum Consideration Amount”). For purposes of determining whether the Maximum Consideration Condition is satisfied, Telecom will assume that all Old Notes tendered pursuant to the guaranteed delivery procedures set out in the Offer to Purchase will be duly delivered at or prior to the New Guaranteed Delivery Date. Telecom reserves the right, subject to applicable law, to waive the Maximum Consideration Condition; however, there can be no assurance that it will do so.

Telecom’s obligation to complete a Cash Tender Offer with respect to the Old Notes is subject to the satisfaction of certain conditions set forth in the Offer to Purchase, including the consummation of the Exchange Offer (which condition is not waivable). Telecom reserves the right, subject to applicable law, to waive any and all conditions to the Cash Tender Offer.

Global Bondholder Services Corporation is acting as the tender and information agent (the “Tender and Information Agent”) for the Offer.

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The purpose of the Exchange Offer and concurrent Cash Tender Offer is to reduce indebtedness and extend the maturity of Telecom’s debt obligations associated with the Old Notes.

Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as dealer managers (the “Dealer Managers”) for the Offers.

Subject to applicable law, the Offers may be amended, extended or, upon failure of a condition to be satisfied or waived (other than conditions that we have described as non-waivable) prior to the New Expiration Date, or New Settlement Date, as the case may be, terminated. Although we have no present plans or arrangements to do so, we reserve the right to (1) extend, terminate or withdraw either of the Offers at any time and (2) otherwise amend, at any time, the terms of the Offers in any respect, in accordance with applicable law, without extending the New Withdrawal Date. The foregoing rights are in addition to the right to delay acceptance for purchase or exchange of Old Notes tendered pursuant to the Offers or the payment of Old Notes accepted for purchase pursuant to the Exchange Offer or Cash Tender Offer in order to comply with any applicable law, subject to Rule 14e-1(c) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which requires that Telecom pay the consideration offered or return the deposited Old Notes promptly after termination or withdrawal of the Exchange Offer or Cash Tender Offer.

We will give Retail Offer Qualified Holders under the Cash Tender Offer and Eligible Holders under the Exchange Offer notice of any amendments and will extend the New Expiration Date if required by applicable law.

Holders of Old Notes are advised to check with any bank, securities broker or other intermediary through which they hold Old Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, the Offers before the deadlines specified in the Exchange Offer Documents and the Cash Tender Offer Documents, as applicable.  The deadlines set by any such intermediary and The Depository Trust Company (“DTC”) for the submission of tender instructions will be earlier than the relevant deadlines specified above.

This announcement is for informational purposes only. This announcement is not an offer to purchase or exchange or a solicitation of an offer to purchase or exchange any Old Notes. The Exchange Offer is being made solely pursuant to the Exchange Offer Documents and the Cash Tender Offer is being made solely pursuant to the Cash Tender Offer Documents. The Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of Telecom by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

In relation to each Member State of the European Economic Area, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of Regulation (EU) 2017/1129 (the “Prospectus Regulation.”)

This announcement is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA.”) This announcement is only being distributed to and is only directed: at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

* * * * * *

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Telecom undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Information Agent for the Offers is:

Global Bondholder Services Corporation

65 Broadway — Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866)-470-4500

Email: contact@gbsc-usa.com

The Exchange Agent for the Exchange Offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775 / 3779

Confirmation:
(212) 430-3774

By Mail: 65 Broadway — Suite 404 New York, New York 10006	By Overnight Courier: 65 Broadway — Suite 404 New York, New York 10006	By Hand: 65 Broadway — Suite 404 New York, New York 10006

The Tender Agent for the Cash Tender Offer is:

Global Bondholder Services Corporation

By Regular, Registered or Certified Mail, Hand or Overnight Delivery: Global Bondholder Services Corporation 65 Broadway — Suite 404 New York, New York 10006 Attention: Corporate Actions	By Facsimile Transmission: (212) 430-3775 (For eligible institutions only) To confirm receipt of facsimile by telephone: (212) 430-3774
By Electronic Mail: Email: contact@gbsc-usa.com	Banks and Brokers call: (212) 430-3774 Toll-free: (866) 470-4500 International call: 001-212-430-3774

By Mail: 65 Broadway — Suite 404 New York, New York 10006	By Overnight Courier: 65 Broadway — Suite 404 New York, New York 10006	By Hand: 65 Broadway — Suite 404 New York, New York 10006

Any question regarding the terms of the Offers should be directed to the Dealer Managers.

The Dealer Managers for the Offers are:

Citigroup Global Markets Inc. 388 Greenwich Street, 7th Floor New York, New York 10013 United States Attention: Liability Management Group Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745	J.P. Morgan Securities LLC 383 Madison Avenue, 6th Floor New York, New York 10282 United States Attention: Latin American Debt Capital Markets Call Collect: (212) 834-7279 Toll-Free: (866) 846-2874

The Offers shall be available online at https://www.gbsc-usa.com/telecom/ until the consummation or termination of the Offers.